LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MC, DC and VA (Not Admitted: MD)	(301) 299-8092 Fax: (301) 299-8093 levensonfam@msn.com

September 7, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc.
(formerly Eye Care International, Inc.)
Registration Statement on Form SB-2/A
Filed August 19, 2005
Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 6 to its registration statement on Form SB-2. While the registrant acknowledges that the Staff’s comments do assist it in complying with the disclosure requirements, it nevertheless must be noted that the Staff’s review process of its registration statement, including amendments, has taken an unusual amount of time overall and has involved considerable costs for the registrant, in terms of investor relations and perception in the market place as well as in time and money. It also must be noted that it appears to the registrant that many of the recent Staff comments pertain to matters that have been included in previous filings and, if considered to require revision or explanation, should have been included in prior comment letters rather than in the later phases of the review process. In any event, in this letter, we respond to your comment letter dated August 25, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1.         Please refer to the revised Introductory Overview to the Management’s Discussion and Analysis.

2.         Mr. Marcus, the President and CEO of the registrant, has more than 25 years of experience as a litigation trial attorney. Mr. Marcus, as well as the attorney representing the Company in the proceeding, believes the decision will be reversed by the appellate court. Accordingly, based upon Mr. Marcus’ view as an executive officer with considerable legal experience, we believe the statement of management’s belief is accurate. Nonetheless, we have deleted the opinion from the sentence.

3.         We will continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

4.         Please refer to revised Note 3.

5.         The Notes and Loans Payable discussed in Note 7 are not related to those discussed in Note 8. The Notes and Loans Payable discussed in Note 7 were originally issued as non-convertible notes; subsequently, the registrant negotiated the payoff of a large portion of this debt by issuing common stock to the note holders.

6.         The convertible debentures issued to Divine Capital are immediately convertible by the holder and/or immediately redeemable by the Company by the terms in the agreement. In the opinion of management, the debentures do not have a life of three years. If they are not converted and/or redeemed before, they are required to be converted at the end of three years. This conversion requirement is not deemed to be the life of the instrument since they are immediately convertible and/or redeemable. Similar financing instruments for the Company have historically been converted within a short period of time and the expectation of the parties is that they will be converted within a twelve month period.

Paragraph 20 of EITF 00-27 states that instruments that do not have a stated redemption date should have the discount accounted for at the earliest conversion date. The Company does not believe that the instruments in question have a “stated redemption date” since they may be converted by the holder and/or redeemed by the Company at any time subsequent to the closing but before the mandatory conversion date. As such, the discount should be expensed at the inception of the instrument.

7.         The registrant is a non-accelerated filer and, therefore, not currently subject to Section 404 of Sarbanes Oxley. The registrant is a small company operating with extensive management oversight on all activities, including financial statements. Therefore, management continues to be of the opinion that it has adequate controls over financial reporting and maintains its stance on certification of the effectiveness of those controls. Paragraph 140 of PCAOB AS#2 lists possible indicators of significant deficiencies in internal controls over financial reporting pursuant to Sarbanes Oxley 404.

AS #2 provides (in paragraph E95), circumstances that may be indicators of significant deficiencies which include restatements of financial statements as a result of subsequent SEC review. In the Company and auditor’s view, the restatements of their 2003 and 2004 financial statements were the result of subsequent SEC review. The Company and its auditors are of the opinion that the items that were changed were items for which there was substantial support in the accounting literature as to their original treatment and/or items that were isolated events not likely to reoccur. There were three restatements. The first was a reclassification of forgiveness of accrued expenses for officer compensation; the second was a change to the treatment of a purchase of a business from capitalizing the goodwill portion to expensing the cost as a marketing expense. The third was the addition of the computed embedded conversion discount for convertible debt. There is no expectation of future forgiveness of accrued officer salaries, purchases of other businesses similar to the LBI purchase and except for the convertible debt issued in the first quarter of 2005; no other convertible debt financing is contemplated. The Company’s position is that it has overcome the strong indicator tests of AS #2 and that its controls over financial reporting are adequate and functioning properly. Therefore, since the events were isolated in nature, the Company does not feel that there was a breakdown of internal controls over financial reporting as evidenced by the restatements.

After review of those items and the non-404 reporting status, the Company is of the opinion they have made adequate disclosure.

8.         The Company used $2.45 per share, which was the closing market price of its stock on the day the contract was executed, October 7, 2004. The Company has full ownership rights to the photoscreener, even though all shares have not been issued to the Sellers. The Company has all legal rights to the patent including the right to sell it. This is similar to an individual purchasing a home and using a mortgage to pay the seller (The individual has full ownership of the home). In addition, if ownership did not immediately pass to the Company on October 7, 2004, there would be no need for the contract to include Section B of Article II.

Section A of Article II of the contract addresses the transfer of full ownership and states, “ In consideration of the delivery to Seller and Sight 4 Kids, Inc. (and/or their respective designee(s) of the shares of Purchaser’s Class A common stock as referred to in subparagraph 1.5 above and Purchaser’s obligations as otherwise set forth herein, Seller hereby sells, transfers and assigns to Purchaser, free and clear of any and all liens, charges, rights, claims and other encumbrances, other than those set forth in this Agreement, and Purchaser hereby purchases all rights, title and interest in and to the Technology including the Patent Rights”.

Section B of Article II discusses the transfer of ownership back to the original seller if the Company elects not to meet the conditions for a final payment one year from the closing. Section B states, “ The Technology, including the Patent Rights, shall at Seller’s election, be reassigned to Seller in the event the conditions set forth in subparagraph 1.5 above are not met or waived by Seller. In this connection, it is specifically understood that in the event Purchaser either cannot or elects not to meet the conditions set forth in subparagraph 1.5 (ii) and (iii) above, Seller shall have five (5) days following one year from the date of Closing to either demand a reassignment of the Technology, including the Patent Rights, or waive Purchaser’s said obligation. A failure of Seller to notify Purchaser of such election within the above time shall be deemed a waiver of Purchaser’s said obligation”. Therefore, if the Company elects not to make the final payment, title still remains with the Company unless the Seller notifies the Company within the specified period of time of its desire to have the ownership transferred back to the Seller. The reversion of ownership as discussed in Section B is a mute issue at this point because, not only does the Company intend to make the final payment, it has, in fact, ordered the stock certificates.

9.         The patent for the photoscreener (intellectual property) has a remaining life of three years. Management’s intends to renew the patent for another seventeen years and believes the cost of renewing the patent will be negligible. The Company believes it has taken into consideration SFAS 142 section 11(c) when it determined that the correct amortization period is twenty years.

Marked copies of the amendment and this letter are being furnished to the Staff to facilitate the expeditious review of the amendment so that the registration statement may become effective at the earliest practicable date, as requested.

Thank you for your prompt attention and cooperation. If any additional information is desired or if there is any question, please contact me or Mr. Marcus by telephone.

Sincerely,

/s/ David J. Levenson

David J. Levenson

cc:	Michael McTiernan, Special Counsel Clark A. Marcus, President